Exhibit 99.1

GSX Techedu Inc. to Hold an Extraordinary General Meeting on June 4, 2021

Beijing, May 10, 2021 — GSX Techedu Inc. (“GSX” or the “Company”) (NYSE: GOTU), a leading online K-12 large-class after-school tutoring service provider in China, today announced that it will hold an Extraordinary General Meeting of Shareholders (the “EGM”) at Tower C, Beyondsoft Building, 7 East Zone, 10 Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China at 5pm (Beijing Time) on June 4, 2021.

The purpose of the EGM is for the Company’s shareholders to consider, and if thought fit, approve the change of the Company’s legal name from “GSX Techedu Inc.” to “Gaotu Techedu Inc.” The proposed name change will not affect any rights of shareholders or the Company’s operations and financial position.

The board of directors of the Company has fixed the close of business on May 17, 2021 as the record date (the “Record Date”) in order to determine the shareholders entitled to receive notice of the EGM or any adjourned or postponed meeting thereof. The Notice of EGM and form of proxy for the EGM are available on the Company’s website at http://gsx.investorroom.com.

Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the EGM and any adjournment or postponement thereof in person. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

About GSX Techedu Inc.

GSX Techedu is a technology-driven education company and leading online K-12 large-class after-school tutoring service provider in China. The Company offers K-12 courses covering all primary and secondary grades through the brand Gaotu K12 as well as foreign language, professional and interest courses through the brand Gatotu College. The Company adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates each aspect of the Company’s business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

For further information, please contact:

GSX Techedu Inc.

Ms. Sandy Qin, CFA

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852 2232 3978

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com